FLAMERET, INC.

3200 Sunrise Highway Suite 51

 Wantagh, NY 11793

Tel.: (516) 816-2563

February 16, 2010

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Jay Williamson, Jim Lopez and Steven Lo

RE:	Flameret, Inc. Registration Statement on Form S-1 File Number: 333-162022 Filed February 12, 2010

To Whom It May Concern:

In response to your letter dated January 21, 2010, Flameret, Inc. wishes to address the following comments.

United American and Flamex Development, page 22

1.           We note your response to prior comment one from our letter dated January 8, 2009 as it relates to Underwriters Laboratories of Canada. Please either provide this consent or remove this disclosure.

We have noted this comment and have revised the Section by removing the disclosure.

2.           We note that you intend to provide consent for SOS U.S. Testing Company, Inc. Please revise your existing disclosure regarding SOS, which discusses "the Flameret product that was contained in" two mattresses, to clarify the limitations of SGS's conclusions, as indicated in the consent.

We have noted this comment and have revised the Section on page 22.

1.	SGS U.S. Testing Company.

On January 29, 2007 SGS U.S. Testing Company Inc. located in Tulsa Ok applied and tested the Flameret product that was contained in a “RW-REG TAW 14G-TT.FR” mattress. SGS applied the Flamex product to the Barrier/Interlinear, Fire Barrier CT %, Bottom Side before testing. The conclusion was that “the mattress tested complies with the requirements of California Technical Bulletin 603.

On September 10, 2007 SGS U.S. Testing Company Inc. located in Tulsa Ok applied and tested the Flameret product that was contained in a Medi-Pedic Bedding “Designer Choice Box Pillow Top” mattress. SGS applied Flamex product to the Fire Barrier CT %, Bottom Side before testing. The conclusion of SGS was that “the mattress tested complies with the requirements of California Technical Bulletin 603.

SGS US Testing Co., Inc. Tulsa, Oklahoma  has consented to the inclusion in this Registration Statement on Form S-1, that they performed the testing as stated in this Registration Statement on Form S-l, for only testing as noted in their report numbers 525468-R and 409545-1, these reports were initially issued on January 29th 2007and September 10th 2007, per California Technical Bulletin (Cal TB) 603 Test Procedure for Resistance of a Mattress/Box Spring Set to a Large Open-Flame, as noted in the reference to our company under the caption "Description of Business" in this Registration Statement. These test results and reports do not apply to any other different business entity, especially without supporting documentation of associativity to some new entity or resubmission of new samples from such new entity.

3.           In this regard, please revise to clarify who applied "the Flameret product that was contained in" the two mattresses, which occurred prior to your inception. We also note that it appears you do not currently have a product for sale and will only have one if and when a manufacturer agrees to produce it. Please revise Business accordingly.

We have noted this comment and have revised the Section on page 22

On January 29, 2007 SGS U.S. Testing Company Inc. located in Tulsa Ok applied and tested the Flameret product that was contained in a “RW-REG TAW 14G-TT.FR” mattress. SGS applied the Flamex product to the Barrier/Interlinear, Fire Barrier CT %, Bottom Side before testing. The conclusion was that “the mattress tested complies with the requirements of California Technical Bulletin 603.

On September 10, 2007 SGS U.S. Testing Company Inc. located in Tulsa Ok applied and tested the Flameret product that was contained in a Medi-Pedic Bedding “Designer Choice Box Pillow Top” mattress. SGS applied Flamex product to the Fire Barrier CT %, Bottom Side before testing. The conclusion of SGS was that “the mattress tested complies with the requirements of California Technical Bulletin 603.

We have noted this comment and have revised the disclosure on page 6, 22 and 36.

We are currently offering for sale one product Flamex. The company will only have Flamex produced once a mattress manufacturer agrees to purchase the product for inclusion into a mattress.

Comment 2 from letter dated January 8, 2010.

Consolidated Financial Statements

Please update, as necessary, the financial statements in accordance with Rule 8-08 of Regulation S-X.

We have noted this comment and have updated the financial statements in accordance with Rule 8-08 of Regulation S-X.

 Please direct any further comments to our attorney Leo Moriarty.